SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
QAD INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Options and Stock Appreciation Rights to acquire Common Stock, $0.001 par value per share
(Title of Class of Securities)
00074727D1
(CUSIP Number of Class of Securities (Underlying Common Stock))
Daniel Lender
Executive Vice President and Chief Financial Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108
(805) 566-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Blase P. Dillingham Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, California 90064
(310) 312-4000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A
*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached is the definitive proxy statement filed on May 22, 2009 (the “Definitive Proxy Statement”) of QAD Inc. (“QAD” or the “Company”) relating to the 2009 Annual Meeting of Stockholders of QAD to be held on June 10, 2009 (the “Annual Meeting”). At the Annual Meeting, we will ask our stockholders to approve an exchange program to permit eligible employees to voluntarily exchange eligible stock options and stock appreciation rights relating to the Company’s common stock for new stock appreciation rights (the “Exchange Program”). In connection with the proposed Exchange Program, QAD is herewith filing the Definitive Proxy Statement.
     The Definitive Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options and/or stock appreciation rights to exchange those instruments. The proposed Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the proposed Exchange Program.
The Exchange Program that is referenced in the Definitive Proxy Statement has not commenced and is conditioned upon stockholder approval. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the proposed Exchange Program. Upon commencement of the Exchange Program, QAD will file a Tender Offer Statement and related exhibits and documents with the Securities and Exchange Commission (“SEC”), which should be read by all of the Company’s eligible employees holding option and/or stock appreciation rights that are eligible to participate in the Exchange Program, as they will contain important information. The written materials described above and other documents filed by the Company with the SEC will be available (i) free of charge from the SEC’s website at www.sec.gov., (ii) by directing a written request to: QAD Inc., Attention: Investor Relations, 100 Innovation Place, Santa Barbara, CA 93108 or (iii) by contacting Investor Relations for the Company at 805-566-5139.
Item 12. Exhibits

Exhibit Number	Description

99.1	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on May 22, 2009, and incorporated herein by reference).

2